CapRocq Core REIT, Inc.

1 Allied Drive, Suite 1500

Little Rock, Arkansas 72202

March 30, 2017

VIA EDGAR AND FEDEX OVERNIGHT

Mr. Tom Kluck, Legal Branch Chief, Office of Real Estate and Commodities

Mr. Rahul K. Patel, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.

Washington, DC 20549

Re:	CapRocq Core REIT, Inc. (the “Issuer”)

Offering Statement on Form 1-A (the “Offering Statement”)

File No. 024-10643

Dear Mr. Kluck and Mr. Patel:

On behalf of the Issuer, I respectfully request that the qualification date of the Offering Statement be accelerated and that the offering statement be declared qualified March 31, 2017 at 12:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Issuer acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Issuer from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Issuer may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Beau Blair
Beau Blair
Chief Operating Officer, Treasurer and Secretary